QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L of Form F-10:
File No. 333-196501

         Prospectus Supplement
(To the short form base shelf prospectus dated June 11, 2014)

Suncor Energy Inc.

U.S.$750,000,000
3.600% Notes due 2024
Interest payable June 1 and December 1

Issue price: 99.235%

The notes (the "Notes") bear interest at the rate of 3.600% per year. We will pay interest on the Notes semi-annually on June 1 and December 1 of each year, beginning June 1, 2015. The Notes will mature on December 1, 2024. We may redeem some or all of the Notes at any time prior to September 1, 2024 (three months before maturity) at a "make-whole" redemption price as described under "Description of the Notes — Optional Redemption" and thereafter at 100% of their principal amount plus accrued and unpaid interest. We may also redeem all of the Notes if certain changes affecting withholding taxes occur. The effective yield on the Notes if held to maturity will be 3.692%. The Notes will be issued in United States dollars.

The Notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The Notes will be issued only in registered form in denominations of U.S.$1,000.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., HSBC Sccurities (USA) Inc., BNP Paribas Securities Corp., RBS Securities Inc., DNB Markets, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Mizuho Securities USA Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC, each of which is a subsidiary or affiliate of one of our lenders. See "Underwriting" in this Prospectus Supplement.

Investing in the Notes involves risk. See "Risk Factors" on page 5 of the accompanying Prospectus.

	Price to public(1)		Underwriting commission		Proceeds to us, before expenses(1)
Per Note		99.235%		0.650%		98.585%
Total	U.S.$	744,262,500	U.S.$	4,875,000	U.S.$	739,387,500

Note:

(1)
Plus accrued interest, if any, from November 25, 2014.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to those of United States companies.

Owning the Notes may subject you to tax consequences both in the United States and in Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion under the caption "Certain Income Tax Consequences" in this Prospectus Supplement and under the caption "Certain Income Tax Considerations" in the accompanying Prospectus.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus Supplement or the accompanying Prospectus are residents of Canada, and many of our assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement and the accompanying Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors" in the accompanying Prospectus.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" in this Prospectus Supplement.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. After the initial public offering of the Notes, the public offering price, concession and discount may be changed by the underwriters. Thus, the prices paid for the Notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. See "Underwriting" in this Prospectus Supplement.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, against payment in New York, New York on or about November 25, 2014.

Joint Book-Running Managers
Morgan Stanley	Citigroup	HSBC

BNP PARIBAS	RBS

Co-Managers
BofA Merrill Lynch	DNB Markets	J.P. Morgan

CIBC	Mizuho Securities	RBC Capital Markets	SMBC Nikko	TD Securities

The date of this Prospectus Supplement is November 20, 2014.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes we are offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference. The second part is the accompanying short form base shelf prospectus dated June 11, 2014, which gives more general information, some of which may not apply to the Notes we are offering. The accompanying short form base shelf prospectus is referred to as the "Prospectus" in this Prospectus Supplement.

        Unless otherwise specified or the context otherwise requires, all references in this Prospectus Supplement, the accompanying Prospectus and any document incorporated by reference to "Suncor", "we", "us", and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

        If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

        You should rely only on the information contained or incorporated by reference in this Prospectus Supplement, the accompanying Prospectus or in any free writing prospectus filed by us with the SEC. We and the underwriters have not authorized anyone to provide you with different information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement, the accompanying Prospectus or in any free writing prospectuses filed by us with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the accompanying Prospectus, as well as information in any document incorporated by reference in the Prospectus that we previously filed with the SEC and with the Alberta Securities Commission, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus. See "Documents Incorporated by Reference" and "Where You Can Find More Information" in this Prospectus Supplement.

        Any statement contained in this Prospectus Supplement, the accompanying Prospectus or any document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus for the purpose of the offering of the Notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the accompanying Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the accompanying Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make the statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

 PRESENTATION OF FINANCIAL INFORMATION

        In this Prospectus Supplement, all capitalized terms used and not otherwise defined have the meanings provided in the accompanying Prospectus. In this Prospectus Supplement, the accompanying Prospectus and any document incorporated by reference, unless otherwise specified, all financial information is presented in Canadian dollars and determined using Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of IFRS and which differs from United States generally accepted accounting principles ("U.S. GAAP"). Our audited comparative consolidated financial statements for the year ended December 31, 2013 and our unaudited comparative consolidated financial statements for the three and nine months ended September 30, 2014, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, have been prepared in accordance with IFRS. Therefore, our consolidated financial statements incorporated by reference in the accompanying Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers, such as Suncor, that prepare their financial statements in accordance with IFRS, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS, and we have not and will not be providing this information.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD-LOOKING INFORMATION	4
WHERE YOU CAN FIND MORE INFORMATION	5
ENFORCEABILITY OF CIVIL LIABILITIES	5
RISK FACTORS	5
RECENT DEVELOPMENTS	7
SUNCOR ENERGY INC.	7
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	8
EARNINGS COVERAGE RATIOS	8
DESCRIPTION OF DEBT SECURITIES	8
PLAN OF DISTRIBUTION	22
CERTAIN INCOME TAX CONSIDERATIONS	23
EXEMPTIONS	23
LEGAL MATTERS	23
INTEREST OF EXPERTS	24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada:

	Year ended December 31,			Nine months ended September 30,
(United States dollars)	2013	2012	2011	2014
Period End	0.9402	1.0051	0.9833	0.8922
Average	0.9710	1.0004	1.0111	0.9139
High	0.9348	0.9599	0.9430	0.8888
Low	1.0164	1.0299	1.0583	0.9422

        On November 19, 2014, the noon-day exchange rate was U.S.$0.8811 per $1.00.

FORWARD LOOKING INFORMATION

        The accompanying Prospectus and the documents incorporated by reference in the accompanying Prospectus (including this Prospectus Supplement) include "forward-looking information", "financial outlook" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). All statements that address expectations or projections about the future, and other statements about our strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments, are forward-looking information. Some of the forward-looking information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking information as a result of known and unknown risks, uncertainties and other factors. All forward-looking information is based on Suncor's beliefs and assumptions based on information available at the time the statements were made. In particular, and without limitation, this Prospectus Supplement contains forward-looking information respecting the possibility that we may seek to raise additional capital referred to under the heading "Recent Developments", our intended use of proceeds of this offering of Notes referred to under the heading "Use of Proceeds" and the underwriters plan of distribution referred to under the heading "Underwriting". Specific forward-looking information in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are identified in the applicable document. The purpose of forward-looking information is to provide investors with information respecting Suncor, including management's assessment of future financial and operational plans and outlook and may not be appropriate for other purposes.

        Prospective purchasers are cautioned not to place undue reliance on our forward-looking information. By its nature, forward-looking information is subject to various risks and uncertainties, including those discussed and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and as described in the Annual Information Form under the headings "Risk Factors" and "Advisory — Forward-Looking Information" and in the 2013 MD&A under the headings "Risk Factors" and "Advisories — Forward-Looking Information" and in the Q3 MD&A under the heading "Forward-Looking Information" which could cause Suncor's actual results and experience to differ materially from the anticipated results or expectations expressed. Forward-looking information also requires numerous assumptions to be made. The material factors and assumptions made in respect of this forward-looking information are disclosed in the Annual Information Form under the heading "Advisory — Forward-Looking Information" in the 2013 MD&A under the heading "Advisories — Forward-Looking Information" and in the Q3 MD&A under the heading "Forward-Looking Information", as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. Suncor's assumptions about future events may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective purchasers should be aware that the events described in the forward-looking information set out in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not occur. These lists of important factors are not exhaustive.

        Statements relating to "reserves" and "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described, can be profitably produced in the future. In addition, investors are advised that the SEC does not recognize resources, only probable and possible reserves may be disclosed to investors in an SEC filing for a U.S. issuer. Resources have a great amount of uncertainty as to their existence. There is no certainty that it will be commercially viable to produce any portion of the resources, or as to the timing of such development. Therefore, investors are cautioned not to assume that all or any part of our resources can be developed economically. Accordingly, information concerning descriptions of resources incorporated by reference herein is not comparable to information included in SEC filings for a U.S. issuer. See "About this Prospectus" in the Prospectus.

        The forward-looking information contained in this Prospectus Supplement, the accompanying Prospectus or any document incorporated by reference or the factors affecting this information therein are made as of the date of such document and, except as required under applicable laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC under the Securities Act a registration statement on Form F-10 and an amendment thereto relating to the Notes. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that we have filed with the Alberta Securities Commission on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington, D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed on the SEC's Electronic Data Gathering and Retrieval (EDGAR) system at www.sec.gov.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of this Prospectus Supplement and the accompanying Prospectus:

  (a)
  our audited comparative consolidated financial statements as at and for the year ended December 31, 2013, including the auditor's report thereon;

  (b)
  our annual information form for the year ended December 31, 2013 dated February 28, 2014 (the "Annual Information Form");

  (c)
  our management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013 (the "2013 MD&A");

  (d)
  our unaudited comparative interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2014;

  (e)
  our management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2014 (the "Q3 MD&A"); and

  (f)
  our management proxy circular dated February 28, 2014 relating to the annual meeting of our shareholders held on April 29, 2014.

        In addition, the following document filed with the SEC is incorporated by reference in this Prospectus Supplement: Supplementary Information — Oil and Gas Activities (unaudited) for the year ended December 31, 2013, filed with the SEC as an exhibit to our Form 6-K on June 3, 2014.

SUNCOR ENERGY INC.

        Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil and natural gas in Canada and internationally. Suncor transports and refines crude oil and markets petroleum and petrochemical products primarily in Canada. Periodically, Suncor markets third party petroleum products. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, power and byproducts.

        Suncor's registered and principal office is located at 150 - 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

RECENT DEVELOPMENTS

        Following the filing of this Prospectus Supplement, we may seek to raise additional capital through the issuance of additional debt securities, including our Series 5 Medium Term Notes pursuant to our medium term note short form base shelf prospectus dated June 11, 2014, or otherwise.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

        We have derived the following selected consolidated financial information as at and for the years ended December 31, 2013 and 2012 from our audited consolidated financial statements. We have derived the following selected consolidated financial information as at and for the three and nine months ended September 30, 2014 and 2013 from our unaudited interim consolidated financial information. The financial information should be read in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis included in the documents referred to under "Documents Incorporated By Reference"

in this Prospectus Supplement. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,		Nine months ended September 30,
	2013	2012	2014	2013
	(audited)		(unaudited)
Statements of Comprehensive Income items: (in millions)
Revenue	40,297	38,526	31,399	30,103
Net earnings	3,911	2,740	2,615	3,468

	As at December 31,		As at September 30,
	2013	2012	2014
	(audited)		(unaudited)
Balance Sheet items: (in millions)
Cash and cash equivalents	5,202	4,385	5,351
Total assets	78,315	76,401	79,567
Total debt	11,458	11,024	11,924
Shareholders' equity	41,180	39,215	41,983

Selected Historical Operating Information

        The following table sets forth certain historical operating information for us and our subsidiaries for the periods indicated. In this table, "bbl" means barrels, "mbbls" means thousands of barrels, "boe" means barrel of oil equivalent and "mboe" means thousands of barrels of oil equivalent. All figures are presented gross before royalties.

	Year ended December 31,			Nine months ended September 30,
	2013	2012	2011	2014	2013
Oil Sands
Production (mbbls/d)
Oil Sands operations	360.5	324.8	304.7	393.2	343.9
Syncrude	32.0	34.4	34.6	29.6	30.4
Sales Volume (mbbls/d)
Oil Sands operations	357.0	323.9	304.4	397.7	338.4
Syncrude	32.0	34.4	34.6	29.6	30.4
Price Realization
Oil Sands operations
Crude sales basket (all products) ($/bbl)(1)	82.83	81.69	88.74	93.00	87.42
Oil Sands ventures
Syncrude — sweet SCO ($/bbl)(1)	99.82	92.69	101.80	106.32	102.91
Exploration and Production
Total production (mboe/d)(2)	169.9	189.9	206.7	104.6	189.8
Price realizations ($/boe)(1)(2)	91.44	84.05	79.95	112.61	87.81
Refining & Marketing
Refined product sales (mbbls/d)	542.9	538.5	522.7	524.5	547.3
Refinery utilization (%)	94	95	92	92	95
Crude oil processed (mbbls/d)	431.3	431.4	407.7	422.9	435.4

Notes:

(1)
Price realization presented is net of transportation costs but before royalties.

(2)
Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based in an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of oil as compared with natural gas is significantly different from the energy equivalent of six to one, utilizing a boe conversion ratio of 6 mcf:1 bbl may be misleading as an indication of value.

USE OF PROCEEDS

        We estimate the net proceeds from this offering of Notes will be approximately U.S.$737.7 million, after deducting underwriting commissions and estimated expenses payable by us of approximately U.S.$1.7 million. We intend to use the net proceeds from the sale of the Notes to replenish our cash balances following the recent repayment of outstanding indebtedness. Such net proceeds will subsequently be used to fund our capital program and for general corporate purposes.

CHANGES IN CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at September 30, 2014, both actual and as adjusted to give effect to the issuance of the Notes offered by this Prospectus Supplement and our recent repayment of outstanding indebtedness as described under "Use of Proceeds". Other than the issuance of the Notes offered by this Prospectus Supplement and our recent repayment of outstanding indebtedness, there has been no material change in our consolidated capitalization since September 30, 2014. You should read this table together with our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2014 which are incorporated by reference in the Prospectus. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada on September 30, 2014 of U.S.$0.8922 per $1.00.

	September 30, 2014
	Actual		As adjusted
	(unaudited) (in millions)
Short-term debt	$840		$840
Current portion of long term debt	481	(1)	33
Long-term debt	10,603		10,603
Notes offered hereby (U.S.$750)	—		841

Total debt	11,924		12,317

Share capital	19,379		19,379
Contributed surplus	605		605
Accumulated other comprehensive income	407		407
Retained earnings	21,592		21,592

Total shareholders' equity	41,983		41,983

Total capitalization	$53,907		$54,300

Note:

(1)
Amount does not account for our repayment of notes in the aggregate amount of U.S.$400 million on November 17, 2014.

EARNINGS COVERAGE

        The following sets forth our earnings coverage ratios calculated for the 12-month periods ended December 31, 2013, based on audited consolidated financial information, and September 30, 2014, based on unaudited consolidated financial information. The earnings coverage ratios set out below have been prepared and included in this Prospectus Supplement in accordance with Canadian disclosure requirements and have been calculated based on financial information prepared in accordance with IFRS. The earnings coverage ratios set out below do not purport to be indicative of an earnings coverage ratio for any future periods. Adjustments for normal course issuances and repayments of financial obligations subsequent to December 31, 2013 would not materially affect the ratios. The earnings coverage ratios give effect to the issuance and sale of the Notes offered by this Prospectus Supplement and our recent repayment of outstanding indebtedness as described under "Use of Proceeds".

	December 31, 2013	September 30, 2014
Earnings coverage ratio	9.4 times	7.7 times

        The earnings coverage ratios are equal to net earnings before borrowing costs and income taxes divided by borrowing costs obligations on all financial liabilities.

        Further information with respect to our net earnings may be found in our consolidated statements of comprehensive income incorporated by reference in the accompanying Prospectus.

        After adjusting for the issuance and sale of the Notes being offered hereby and our recent repayment of outstanding indebtedness, Suncor's borrowing cost requirements amounted to $710 million for the 12 months ended December 31, 2013. Suncor's net earnings before borrowing costs and income taxes was $6,681 million for the 12 months then ended, which is 9.4 times Suncor's borrowing cost requirements for this period. After adjusting for the issuance and sale of the Notes being offered hereby and our recent repayment of outstanding indebtedness, Suncor's borrowing cost requirements amounted to $730 million for the 12 months ended September 30, 2014. Suncor's net earnings before borrowing costs and income taxes was $5,616 million for the 12 months then ended, which is 7.7 times Suncor's borrowing cost requirements for this period.

 DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes (referred to in the accompanying Prospectus as the "Debt Securities") is in addition to, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the accompanying Prospectus and should be read in conjunction with such description. In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries and joint venture investments. Capitalized terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the accompanying Prospectus.

General

        The Notes initially will be issued in an aggregate principal amount of U.S.$750,000,000. The Notes will mature on December 1, 2024. The Notes will bear interest at the rate of 3.600% per year. Interest will be payable semi-annually on June 1 and December 1 of each year, beginning June 1, 2015 to the persons in whose names the Notes are registered at the close of business on the preceding May 15 or November 15, respectively.

        Upon closing of the offering of the Notes, we will indirectly advance the amount of the proceeds of the offering to our subsidiary, Suncor Energy Oil Sands Limited Partnership (the "Partnership"), and the Partnership will issue a note (the "Partnership Note") in the amount of such proceeds. The principal amount of the Partnership Note, plus accrued and unpaid interest equal to accrued and unpaid interest on the Notes, will become payable on the earlier of (i) December 1, 2024, (ii) the occurrence of an event of default under the Indenture relating to our bankruptcy or insolvency or the institution by us of proceedings to be adjudicated a bankrupt or insolvent, whereupon all such amounts shall automatically become due and payable, and (iii) upon a declaration of acceleration of the Notes being made in accordance with the terms of the Indenture and prior to any such declaration being rescinded or annulled. The Partnership Note will be pledged in favour of the Trustee for the benefit of the holders of the Notes. A breach under the pledge agreement will be an event of default under the Indenture.

        The Notes will be our unsecured obligations and will rank equally with all our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of any of our corporate or partnership subsidiaries. However, for so long as the Partnership Note and pledge, as described above, are in place, the Trustee on behalf of the holders of Notes will have a claim against the Partnership in an amount equal to the amount due under the Notes. See "— Pledge Termination" below.

        Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities — Additional Amounts" in the accompanying Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in withholding tax law on or after the date of this Prospectus Supplement (described under the caption "Description of Debt Securities — Tax Redemption" in the accompanying Prospectus) will apply to the Notes.

        We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes, provided that, if such additional notes are not fungible with the original Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

        The Notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of Notes pursuant to this Prospectus Supplement.

Pledge Termination

        Under the circumstances set forth below, we may terminate the pledge of the Partnership Note prior to the date on which our obligations under the Notes have been paid, satisfied or discharged in full.

        We are obligated to notify each of our then current rating agencies and the Trustee of our intention to exercise our option to terminate the pledge of the Partnership Note at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the Partnership Note on the proposed Release Date, we are obligated to deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below.

        After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the Notes, permanently terminate the pledge of the Partnership Note, provided that at the time of such termination:

  (a)
  the Restricted Subsidiaries shall not be the primary obligors or guarantors with respect to any Debt, other than Debt which in the aggregate does not exceed an amount equal to 15% of Consolidated Net Tangible Assets;

  (b)
  at least two of our then current rating agencies (or if we have only one rating agency at such time, that one rating agency) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

  (c)
  no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

Governing Law

        The Indenture provides that it and the Notes will be governed by, and construed in accordance with the laws of the State of New York. In addition, the pledge agreement and the Partnership Note will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, in each case, without giving effect to the conflict of law principles thereof.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time prior to September 1, 2024 (three months before the maturity date) (the "Par Call Date") at a redemption price equal to the greater of:

  (a)
  100% of the principal amount of the Notes to be redeemed, and

  (b)
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the Par Call Date but for the redemption (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points, plus accrued and unpaid interest thereon to the date of redemption.

        At any time on or after the date that is three months prior to the maturity date, the Notes will be redeemable, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, accrued and unpaid interest thereon to the date of redemption.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

        Unless we default in payment of the redemption price and accrued interest, if any, from and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury

Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means (A) each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. or their respective affiliates which are primary U.S. government securities dealers and three others which are primary U.S. government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the Notes. The Notes will be represented by one or more registered Global Notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. The provisions set forth under "Description of Debt Securities — Global Securities" in the Prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected, only through records maintained by the Depositary and its Direct and Indirect Participants (each as defined below). Except as described under "Description of Debt Securities — Global Securities" in the Prospectus, owners of beneficial interests in the Registered Global Securities representing the Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including depositories for Euroclear and Clearstream (each as defined below).

        The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of its Direct Participants and Members of the National Securities Clearing

Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation and by the New York Stock Exchange, Inc., NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and Direct and Indirect Participants are on file with the SEC. All interests in the Registered Global Securities, including those held through the Euroclear System ("Euroclear") or Clearstream Banking, S.A. ("Clearstream"), may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of Notes represented by the Registered Global Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the Notes, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this Prospectus Supplement.

        To facilitate subsequent transfers, the Registered Global Securities, representing the Notes that are deposited by Direct Participants with the Depositary, are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the Registered Global Securities with the Depositary and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Registered Global Securities representing the Notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit Direct Participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us or the Trustee on the applicable payment date in accordance with their respective holdings shown on the Depositary's records, upon the Depositary's receipt of funds and corresponding detail information from us or the Trustee on the payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co., (or such other nominee as may be requested by an authorized representative of the

Depositary) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

        The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Global Clearance and Settlement Procedures

        Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between the Depositary participants will occur in the ordinary way in accordance with the Depositary rules and will be settled in immediately available funds using Depositary's Same Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and the Euroclear System, as applicable.

        Cross market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. depository. However, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving securities in the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time zone differences, credits of Notes received in Clearstream or the Euroclear System as a result of a transaction with a the Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. The credits or any transactions in the Notes settled during the processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Clearstream or the Euroclear System as a result of sales of the Notes by or through a Clearstream participant or a Euroclear participant to a the Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or the Euroclear System cash account only as of the business day following settlement in the Depositary.

        Although the Depositary, Clearstream and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

 CERTAIN INCOME TAX CONSEQUENCES

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon, LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the principal Canadian federal income tax considerations to a holder who acquires Notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") and any applicable tax treaty and at all relevant times, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm's length with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of Notes (including Suncor Energy Inc.), and (iii) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder, the understanding of Blake, Cassels & Graydon LLP of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this Prospectus Supplement (the "Proposed Amendments"). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

        This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom our company does not deal at arm's length, within the meaning of the Tax Act.

        This summary is not applicable to a Non-Resident Holder that is a "specified shareholder" (as defined in subsection 18(5) the Tax Act) of our company or that does not deal at arm's length for purposes of the Tax Act with a "specified shareholder" of our company. Generally, for this purpose, a "specified shareholder" is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm's length for purposes of the Tax Act, shares of our capital stock that either (i) give such shareholders 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of our capital stock. Such Non-Resident Holders should consult their own tax advisors.

        This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should be, construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder's particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the Notes.

        Under the Tax Act, interest, premium, and principal paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes and proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, purchase for cancellation and payment on maturity will be exempt from Canadian withholding tax. A Non-Resident Holder will not be subject to any other tax under the Tax Act in respect of the receipt of interest, premium, or principal on the Notes, or the proceeds of disposition received by a

Non-Resident Holder on a disposition of the Notes, including a redemption, purchase for cancellation, and payment on maturity.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering for cash at the "issue price" (the first price at which a substantial amount of the Notes are sold for cash, excluding sales to bond houses, brokers, or similar persons acting in the capacity of underwriters, placement agents or wholesalers) and who hold the Notes as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, traders in securities who elect to mark-to-market their securities, U.S. expatriates, persons to whom the alternative minimum tax applies, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes, nor does it discuss any aspect of gift, estate or inheritance taxes, or state, local or non-U.S. tax law. Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder, and rulings and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations, so as to result in U.S. federal income tax consequences different from those described herein. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences of an investment in the Notes in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "U.S. Holder" means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury regulations.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a Note should consult its own tax advisors.

Payments of Interest

        Interest on a Note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and be considered "passive category income" or "general category income". The rules governing foreign tax credits are complex and investors are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder's adjusted tax basis in the Note, which generally is its cost. Such gain or loss generally will constitute long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, long-term capital gains of non-corporate taxpayers (including individuals) generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source. The rules governing foreign tax credits are complex and investors are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Additional Tax on Investment Income

        Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 percent tax on all or a portion of their "net investment income," which includes, among other things, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the potential application of this additional surtax to their investment in the Notes.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on the Notes and payments of the proceeds of sales made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax, currently at a rate of 28%, may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or will be refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Information Reporting with Respect to Foreign Financial Assets

        Individuals that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. The Notes may be subject to these rules. Persons that are individuals required to file U.S. tax returns are urged to consult their tax advisors regarding the potential application of this legislation to their ownership of the Notes.

 UNDERWRITING

        We intend to offer the Notes through the underwriters. Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us in cash against delivery on November 25, 2014, the principal amount of the Notes listed opposite their names below.

Underwriters	Principal amount of Notes
Morgan Stanley & Co. LLC	U.S.$	168,750,000
Citigroup Global Markets Inc.		157,500,000
HSBC Securities (USA) Inc.		157,500,000
BNP Paribas Securities Corp.		45,000,000
RBS Securities Inc.		45,000,000
DNB Markets, Inc.		33,750,000
J.P. Morgan Securities LLC		33,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		33,750,000
CIBC World Markets Corp.		15,000,000
Mizuho Securities USA Inc.		15,000,000
RBC Capital Markets, LLC		15,000,000
SMBC Nikko Securities America, Inc.		15,000,000
TD Securities (USA) LLC		15,000,000

Total	U.S.$	750,000,000

        The terms of the offering of the Notes, including the price, were established through negotiations between us and the underwriters.

        In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions, following a material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of Suncor, a material adverse change in the financial markets in the United States, an outbreak or escalation or hostilities or any change or development involving a prospective change in national or international political, financial or economic conditions such as to make it, in the judgment of the representatives, impracticable or inadvisable to proceed with the offering of the Notes, a suspension of trading on certain stock exchanges, a material disruption in commercial banking or securities settlement of clearance services in the United States, a banking moratorium, and upon the occurrence of certain stated events.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The Notes may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any of the Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of 0.400% per Note. The underwriters may allow, and such dealers may re-allow, a discount not in excess of 0.200% per Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters. The compensation realized by the underwriters will be decreased by the amount that the aggregated price paid by purchasers for the Notes is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately U.S.$1.7 million and are payable by us.

New Issue of Notes

        The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the Notes after completion of the offering of the Notes. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between Suncor and Certain Underwriters

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and may receive customary fees and commissions for these transactions. Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., BNP Paribas Securities Corp., RBS Securities Inc., DNB Markets, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Mizuho Securities USA Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC, as each is a directly or indirectly wholly-owned or majority owned subsidiary or affiliate of a bank which is a lender to us under our revolving term and demand credit facilities and to which we may become materially indebted. As at September 30, 2014, we were not indebted to the lenders under these credit facilities. Additionally, as at such date, approximately $256 million in letters of credit with such lenders were supported under the credit facilities. At the date hereof, the credit facilities are unsecured and we are in compliance with the terms of such credit facilities and none of the lenders has waived any material breach by us of such agreements since their execution. Further, our financial position has not changed substantially or adversely since their execution. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. The offering of the Notes has not been required, suggested or consented to by a lender. As a consequence of the sale of the Notes under this Prospectus Supplement, each of the underwriters will receive a commission on the principal amount of any Notes.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        This Prospectus Supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 ("FSMA") (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the UK or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the issuance of the Notes will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the Notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters relating to Canadian law in connection with the issuance of the Notes will be passed upon for the underwriters by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of Notes will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

INTERESTS OF EXPERTS

        As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of outstanding securities.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

        Each of W. Douglas Ford, John R. Huff, Paul Haseldonckx and John D. Gass, who are directors of Suncor Energy Inc., reside outside of Canada. Each of Mr. Ford, Mr. Huff, Mr. Haseldonckx and Mr. Gass have appointed Suncor Energy Inc. as agent for service. The address of Suncor Energy Inc. is 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3 (Attn: Corporate Secretary). Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service.

SHORT FORM BASE SHELF PROSPECTUS

June 11, 2014

SUNCOR ENERGY INC.

U.S.$2,000,000,000
Debt Securities

We may offer for sale, from time to time, debt securities (the "Debt Securities") up to an aggregate initial offering price of U.S.$2,000,000,000 (or the equivalent in other currencies or currency units) during the 25-month period that this prospectus, including any amendments hereto (the "Prospectus"), remains effective. The aggregate amount shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these Debt Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. We prepare our oil and gas reserves and resources estimates, which are incorporated by reference in this Prospectus, in accordance with Canadian disclosure standards. This disclosure may not be comparable to the oil and gas disclosure of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement (as defined below) may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and all of the experts named in this Prospectus are Canadian residents, the underwriters may be Canadian residents, the experts named herein are Canadian residents, and many of our assets are located outside the United States.

Debt Securities may be offered in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms, will be set forth in one or more Prospectus Supplements (each, a "Prospectus Supplement") that will be delivered to purchasers together with this Prospectus.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement on the internet at www.sec.gov. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

We will provide the specific terms of the Debt Securities and all information omitted from this Prospectus in Prospectus Supplements. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest.

We may sell Debt Securities to or through underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Debt Securities, and will set forth terms of the offering of Debt Securities, including the method of distribution of such Debt Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities will be a new issue of Debt Securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities or stock exchange. There is no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of issuer regulation. See "Risk Factors".

Our registered and principal office is located at 150 - 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3.

ABOUT THIS PROSPECTUS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD-LOOKING INFORMATION	4
WHERE YOU CAN FIND MORE INFORMATION	5
ENFORCEABILITY OF CIVIL LIABILITIES	5
RISK FACTORS	5
RECENT DEVELOPMENTS	7
SUNCOR ENERGY INC.	7
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	8
EARNINGS COVERAGE RATIOS	8
DESCRIPTION OF DEBT SECURITIES	8
PLAN OF DISTRIBUTION	22
CERTAIN INCOME TAX CONSIDERATIONS	23
EXEMPTIONS	23
LEGAL MATTERS	23
INTEREST OF EXPERTS	24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

        Unless otherwise specified or the context otherwise requires, all references in this Prospectus to "Suncor", "we", "us" and "our" means Suncor Energy Inc. and its consolidated subsidiaries (which include corporate and partnership subsidiaries) and joint venture investments. In the section entitled "Description of Debt Securities" in this Prospectus, "Suncor", "we", "us" and "our" means Suncor Energy Inc., without any of its subsidiaries or joint venture investments through which it operates.

        This Prospectus is part of a registration statement on Form F-10 relating to Debt Securities that we filed with the SEC. Under the registration statement we may, from time to time, sell any combination of the Debt Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$2,000,000,000. This Prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Debt Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with the additional information described under the heading "Where You Can Find More Information". This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

        Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus or in any Prospectus Supplement has been prepared using Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") incorporated into the Chartered Professional Accountants (CPA) Canada Handbook — Part 1, which differs from United States generally accepted accounting principles ("U.S. GAAP"). Our audited comparative consolidated financial statements for the year ended December 31, 2013 and our unaudited comparative consolidated financial statements for the three months ended March 31, 2014, which are incorporated by reference in this Prospectus, have been prepared in accordance with IFRS as issued by the IASB. Therefore, our consolidated financial statements incorporated by reference in this Prospectus are not directly comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers, such as Suncor, that prepare their financial statements in accordance with IFRS as promulgated by the IASB to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS, and we have not and will not be providing this information.

        Certain of the oil and gas reserves and resources estimates incorporated by reference in this Prospectus have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Prospectus in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. In addition, certain documents incorporated by reference in this Prospectus contain estimates of "contingent resources". The SEC generally does not permit U.S. companies to disclose oil and gas resources, including contingent resources, in reports filed with the SEC. "Contingent resources" are not, and should not be confused with, reserves. Moreover, as permitted by NI 51-101, we have determined and disclosed our reserves and the related net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves and resources estimates incorporated by reference in this Prospectus that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. For additional information regarding the presentation of our reserves, resources and other oil and gas information, see the section entitled "Statement of Reserves Data and Other Oil and Gas Information" in the Annual Information Form. See also the supplemental oil and gas information prepared in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" issued by the United States Financial Accounting Standards Board relating to our petroleum and natural gas reserves, which is incorporated herein by reference.

        Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the Alberta Securities Commission and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Suncor at P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, Telephone (403) 296-6616. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        The following documents of the Corporation filed with the Alberta Securities Commission and filed with or furnished to the SEC are incorporated by reference into this Prospectus:

  •
  our audited comparative consolidated financial statements as at and for the year ended December 31, 2013, including the auditor's report thereon;

  •
  our annual information form for the year ended December 31, 2013 dated February 28, 2014 (the "Annual Information Form");

  •
  our management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013 (the "2013 MD&A");

  •
  our unaudited comparative interim consolidated financial statements as at and for the three month period ended March 31, 2014;

  •
  our management's discussion and analysis of financial condition and results of operations as at and for the three-month period ended March 31, 2014;

  •
  our management proxy circular dated February 28, 2014 relating to the annual meeting of our shareholders held on April 29, 2014; and

  •
  the supplemental oil and gas information prepared in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" issued by the United States Financial Accounting Standards Board, which was filed on SEDAR under the category "Other" on June 3, 2014.

        Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this Prospectus and prior to the termination of the offering of Debt Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR. Any similar documents filed by us with the SEC in our annual reports on Form 40-F, or otherwise filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange

Act"), and to the extent expressly provided in such document, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC as set out above, such document shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part.

        Any statement contained in this Prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        A Prospectus Supplement containing the specific terms for an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, solely for the purposes of the offering of the Debt Securities issued under such Prospectus Supplement.

        Upon a new annual information form and related annual consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, any material change reports and any information circulars (other than an information circular in connection with an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Debt Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Debt Securities under this Prospectus. Upon a new information circular in connection with an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, the previous information circular filed in connection with an annual meeting of shareholders shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Debt Securities under this Prospectus.

        We have not authorized anyone to provide you with any information different than the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement or any other information included in the registration statement of which this Prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 FORWARD-LOOKING INFORMATION

        This Prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein (or therein) include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). All statements that address expectations or projections about the future, and other statements about our strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments, is forward-looking information. Some of the forward-looking information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking information as a result of known and unknown risks, uncertainties and other factors. All forward-looking information is based on Suncor's beliefs and assumptions based on information available at the time the statements were made. In particular, and without limitation, this Prospectus contains forward-looking information under the headings "Use of Proceeds" and "Plan of Distribution", and specific forward-looking information in the documents incorporated by reference herein are identified in the applicable document.

        Prospective purchasers are cautioned not to place undue reliance on our forward-looking information. By its nature, forward-looking information is subject to various risks and uncertainties, including those discussed and incorporated by reference in this Prospectus and as described in the Annual Information Form and in the 2013 MD&A under the headings "Risk Factors" and "Advisories — Forward-Looking Information" and comparable sections in our interim management's discussion and analysis, which could cause Suncor's actual results and experience to differ materially from the anticipated results or expectations expressed. Forward-looking information also requires numerous assumptions to be made. The material factors and assumptions made in respect of this forward-looking information are disclosed in the Annual Information Form and in the 2013 MD&A under the heading "Advisories — Forward-Looking Information" and comparable sections in our interim management's discussion and analysis, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. Suncor's assumptions about future events may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective purchasers should be aware that the events described in the forward-looking information set out in this Prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein may not occur. These lists of important factors are not exhaustive.

        Statements relating to "reserves" and "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

        The forward-looking information contained in this Prospectus, any Prospectus Supplement or any document incorporated by reference herein or therein is made as of the date of such document and, except as required under applicable laws, we undertake no obligation to update publicly or otherwise revise any forward- looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-10 relating to the Debt Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file with the securities commissions or similar authorities in each of the provinces of Canada, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those of U.S. companies filed with the SEC. You may read and copy any document we furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may read and download reports and other information we have filed electronically with the SEC by accessing the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation existing under the Canada Business Corporations Act. Most of our officers and directors, and most of the experts named in this Prospectus, are Canadian residents, and many of our assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Debt Securities who reside in the United States to effect service within the United States upon those officers, directors and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our officers, directors and experts under the United States federal securities laws.

        We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United Stated federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Debt Securities under this Prospectus.

RISK FACTORS

        You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Debt Securities. Additional risk factors are discussed in our Annual Information Form and in our 2013 MD&A, which are incorporated by reference in this Prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, and the value or trading price of any Debt Securities, could be materially adversely affected.

The Debt Securities will be effectively subordinated to certain indebtedness or other liabilities of our subsidiaries which do not guarantee the Debt Securities.

        Unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We carry on our business through subsidiaries. The majority of our assets are held in one or more subsidiaries. Our results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. However, unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will not be guaranteed by any of our subsidiaries. Consequently, the Debt Securities will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any Debt Securities. The Indenture pursuant to which the Debt Securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness or other liabilities.

The Debt Securities will be unsecured and effectively subordinated to any of our secured indebtedness.

        Unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of Debt Securities, the Debt Securities will be unsecured debt of Suncor, excluding its subsidiaries, and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of Debt Securities receive any amounts due under the Debt Securities to the extent of the value of the assets securing the secured debt. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

The Indenture pursuant to which the Debt Securities will be issued provides only limited protection against significant corporate events and other actions we may take that could adversely impact your investment in the Debt Securities.

        While the Indenture pursuant to which the Debt Securities will be issued contains terms intended to provide protection to the holders of the Debt Securities upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect a holder's investment in the Debt Securities.

        The Indenture pursuant to which the Debt Securities will be issued does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

  •
  restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

  •
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Debt Securities;

  •
  restrict our ability to enter into highly leveraged transactions; or

  •
  require us to repurchase the Debt Securities in the event of a change in control.

        As a result of the foregoing, when evaluating an investment in the Debt Securities, you should be aware that the terms of the Indenture pursuant to which the Debt Securities will be issued does not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the Debt Securities.

Failure to maintain our credit ratings may have an adverse impact on the market value of the Debt Securities.

        A change or anticipated change in any credit rating on the Debt Securities or our other debt could have an adverse impact on our liquidity, our costs of funds and any of our agreements that refer to credit ratings. Any such change or anticipated change in our credit ratings would also generally have an adverse effect on the market value of the Debt Securities. There is no assurance that any credit rating assigned to Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

        Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise and increase as prevailing interest rates for comparable debt instruments decline.

There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

        There is no public market for the Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, we do not intend to apply for listing of the Debt Securities on any securities exchanges. If the Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

RECENT DEVELOPMENTS

        Suncor, together with the other co-owners of the Joslyn North mining project, have unanimously decided to reduce spending on the project and halt certain project related site work at the mine. Total E&P Canada Ltd., operator of the mine, continues to undertake engineering work and optimization studies to support the development plan on behalf of the co-owners. These studies are focused on maximizing project value. This decision will necessarily delay the schedule of the project, including delaying any sanction decision by the project co-owners. See "Risk Factors — Project Execution" and "— Co-owner Management" in the Annual Information Form.

SUNCOR ENERGY INC.

        Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil and natural gas in Canada and internationally. Suncor transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Periodically, Suncor markets third party petroleum products. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

        Suncor's registered and principal office is located at 150 - 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

        As at the date hereof, no director or executive officer of Suncor is or has been within the last ten years, a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as disclosed in the Annual Information Form and Mr. Benson, a director of Suncor, who was a director of Winalta Inc. ("Winalta") when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May of 2013.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since March 31, 2014.

 USE OF PROCEEDS

        The Debt Securities will be issued from time to time at the discretion of Suncor in an aggregate principal amount not to exceed U.S.$2,000,000,000 (or the equivalent thereof in foreign currencies or currency units). The net proceeds to the Corporation from the sale of the Debt Securities will be the issue price thereof less expenses and any fees payable to the underwriters or dealers in respect thereof. The amount of net proceeds will be described in an applicable Prospectus Supplement.

        Unless otherwise indicated in an applicable Prospectus Supplement, the net proceeds will be added to the general funds of Suncor for general corporate purposes, including but not limited to reducing short term borrowings, the repayment of indebtedness, supporting our ongoing capital spending program and working capital requirements. Pending any such use of net proceeds, Suncor expects to invest such proceeds in short-term money market instruments. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

EARNINGS COVERAGE RATIOS

        The following sets forth our earnings coverage ratios calculated for the 12-month periods ended December 31, 2013, based on audited consolidated financial information, and March 31, 2014, based on unaudited consolidated financial information. The earnings coverage ratios set out below have been prepared and included in this Prospectus in accordance with Canadian disclosure requirements and have been calculated based on financial information prepared in accordance with IFRS. The earnings coverage ratios set out below do not purport to be indicative of an earnings coverage ratio for any future periods. Adjustments for normal course issuances and repayments of financial obligations subsequent to December 31, 2013 would not materially affect the ratios. The earnings coverage ratios do not give effect to the Debt Securities offered by this Prospectus since the aggregate principal amount of Debt Securities that will be issued hereunder and the terms of issue are not presently known.

	December 31, 2013	March 31, 2014
Earnings coverage ratio	9.5 times	10.0 times

        The earnings coverage ratios are equal to net earnings before borrowing costs and income taxes divided by borrowing costs obligations on all financial liabilities.

        Further information with respect to our net earnings may be found in our consolidated statements of comprehensive income incorporated by reference herein.

        Suncor's borrowing cost requirements amounted to $703 million for the 12 months ended December 31, 2013. Suncor's net earnings before borrowing costs and income taxes was $6,682 million for the 12 months then ended, which is 9.5 times Suncor's borrowing cost requirements for this period. Suncor's borrowing cost requirements amounted to $709 million for the 12 months ended March 31, 2014. Suncor's net earnings before borrowing costs and income taxes was $7,083 million for the 12 months then ended, which is 10.0 times Suncor's borrowing cost requirements for this period.

        If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its consolidated subsidiaries, partnerships or joint venture investments. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

        The Debt Securities will be issued under an indenture, dated as of June 25, 2007 and as thereafter amended or supplemented (the "Indenture"), between Suncor and The Bank of New York (now known as The Bank of New York Mellon), as trustee (the "Trustee"). The Indenture is subject to and governed by the United States

Trust Indenture Act of 1939, as amended. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture, which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

        We may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will be unsecured obligations. The Debt Securities offered pursuant to this Prospectus will be issued in an amount up to U.S.$2,000,000,000 billion or the equivalent number denominated in foreign currency. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

        The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

  •
  the title and the aggregate principal amount of the Debt Securities;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  •
  each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

  •
  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

  •
  the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

  •
  any mandatory or optional redemption or sinking fund or analogous provisions;

  •
  if other than denominations of U.S.$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of U.S.$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

  •
  if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

  •
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

  •
  whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

  •
  whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

  •
  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

  •
  the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

  •
  if payment of the Debt Securities will be guaranteed by any other person;

  •
  the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  the percentage or percentages of principal amount at which the Debt Securities will be issued;

  •
  any applicable Canadian and U.S. federal income tax consequences; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

        Unless otherwise indicated in a Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

        The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

        A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of U.S.$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

        The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  •
  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

  •
  issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

        A series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

        Unless otherwise indicated in a Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, or at our option we can pay principal, interest and any premium by: (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee; or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the Debt Securities.

        Unless otherwise indicated in a Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

        Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

        "Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

        "Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

  •
  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  •
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  •
  appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

        "Current Assets" means current assets as determined in accordance with generally accepted accounting principles.

        "Debt" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

  •
  any obligation for borrowed money;

  •
  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

  •
  any Purchase Money Obligation;

  •
  any Capital Lease Obligation;

  •
  any payment obligation under Financial Instrument Obligations; and

  •
  any guarantee of Debt of another person.

        "Financial Instrument Obligations" means obligations arising under:

  •
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  •
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  •
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "generally accepted accounting principles" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

        "Property" or "property" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our board of directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

        "Purchase Money Mortgage" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

        "Purchase Money Obligation" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

        "Restricted Subsidiary" means a Subsidiary of Suncor provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

        "Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

        The Indenture provides that so long as any of our Debt Securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

  •
  Liens existing as of the date of the Indenture;

  •
  any Purchase Money Mortgage;

  •
  Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

  •
  Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

  •
  Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

  •
  Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

  •
  Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

  •
  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

  •
  Liens incurred or arising by operation of law;

  •
  Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

  •
  Liens in favor of us or any Restricted Subsidiary;

  •
  Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof provided that such security is given at the time that the Debt is incurred;

  •
  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

  •
  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided however that (A) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (B) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

  •
  Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (A) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (B) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all the properties and assets of us and our subsidiaries on a consolidated basis to any person, unless:

  •
  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "Description of Debt Securities — Additional Amounts", below;

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under the Debt Securities and under the Indenture;

  •
  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

  •
  certain other conditions are met.

        Notwithstanding anything to the contrary, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly owned subsidiary and convey, transfer or lease all or substantially all of the properties and assets of us and our subsidiaries on a consolidated basis to any direct or indirect wholly owned subsidiary without complying with the above provisions in a transaction or series of transactions in which we remain the obligor on the Debt Securities (a "Permitted Reorganization") provided we have provided the Trustee and all of our then current ratings agencies with notice of our intention to enter into a Permitted Reorganization at least 45 days prior to the proposed date of completion of such Permitted Reorganization (the "Permitted Reorganization Date") and provided further that on or prior to the Permitted Reorganization Date we have delivered to the Trustee an officers' certificate confirming that, as of the Permitted Reorganization Date: (i) all of our Debt which ranked pari passu with the then outstanding Debt Securities immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with such Debt Securities after the Permitted Reorganization; for certainty, there is no requirement for any such other Debt to obtain or maintain similar ranking to such Debt Securities and such other Debt may be structurally subordinated or otherwise subordinated to the Debt Securities; or (ii) at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of our debt securities at such time, that one rating agency) have affirmed that the rating assigned by them to the Debt Securities shall not be downgraded as a result of the Permitted Reorganization, or notice thereof.

        If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the Debt Securities, we, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Debt secured by such Lien.

Additional Amounts

        Unless otherwise specified in a Prospectus Supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

  •
  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

  •
  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change

(including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Description of Debt Securities — Additional Amounts", or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.

        In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

        Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  •
  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

  •
  within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

  (i)
  default in the payment of any interest on any debt security of that series or additional amounts on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  (ii)
  default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

  (iii)
  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

  (iv)
  if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (a) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (b) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (i) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (ii) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  (v)
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  (vi)
  any other events of default provided with respect to Debt Securities of that series.

        If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand.

        Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in the applicable Prospectus Supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied.

        We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option, described in the following paragraph, if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and

"Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

  •
  change the place of payment;

  •
  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appointed CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our Debt Securities and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

        We may sell Debt Securities to or through underwriters or dealers and may also sell Debt Securities directly to purchasers or through agents.

        The applicable Prospectus Supplement will also set forth the terms of the offering relating to the particular Debt Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price (in the event the offering is a fixed price distribution), our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or non-fixed prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described in the applicable Prospectus Supplement.

        If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Debt Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement(s), which will also set forth the commission payable for solicitation of these contracts.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In connection with any offering of Debt Securities, the underwriters, dealers or agents may over-allot or effect transactions intended to fix or stabilize the market price of such Debt Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series of Debt Securities will be a new issue of Debt Securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market, if any, for the Debt Securities of any series, whether or not the Debt Securities of any series are listed on a securities exchange.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Debt Securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the Debt Securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered under this Prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

EXEMPTIONS

        The Corporation requested relief from the requirement of paragraph 6.3(1)3. of National Instrument 44-102 — Shelf Distributions to include a prospectus certificate signed by each underwriter with respect to the securities offered by the Prospectus to the extent that paragraph 6.3(1)3. would require a prospectus certificate from a party acting as underwriter outside Canada with respect to non-Canadian resident purchasers. The issuance of a receipt for this Prospectus will evidence the granting of the requested relief.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the issuance of the Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the Debt Securities will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

 INTEREST OF EXPERTS

        Certain information relating to our reserves and resources in our Annual Information Form was evaluated or audited by GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited or Sproule International Limited, each of which is an independent qualified reserves evaluator. The principals of each of GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited, in each case as a group, own beneficially, directly or indirectly, less than 1% of any class of our outstanding securities.

        As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

        PricewaterhouseCoopers LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part:

  •
  the documents listed in the second paragraph under "Documents Incorporated by Reference" in this Prospectus;

  •
  the consent of our auditors, PricewaterhouseCoopers LLP;

  •
  the consent of our counsel, Blake, Cassels & Graydon LLP;

  •
  the consent of our independent petroleum consultant, GLJ Petroleum Consultants Ltd.;

  •
  the consent of our independent petroleum consultants, Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited;

  •
  powers of attorney from directors and officers of Suncor Energy Inc.;

  •
  the Indenture; and

  •
  statement of eligibility of the trustee on Form T-1.

U.S.$750,000,000

Suncor Energy Inc.

3.600% Notes Due 2024

 PROSPECTUS SUPPLEMENT

November 20, 2014

Joint Book-Running Managers
Morgan Stanley	Citigroup	HSBC
BNP PARIBAS		RBS

Co-Managers
BofA Merrill Lynch	DNB Markets	J.P. Morgan

CIBC	Mizuho Securities	RBC Capital Markets	SMBC Nikko	TD Securities

QuickLinks

  Filed pursuant to General Instruction II.L of Form F-10: File No. 333-196501
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
PRESENTATION OF FINANCIAL INFORMATION

PROSPECTUS SUPPLEMENT
PROSPECTUS
EXCHANGE RATE DATA
FORWARD LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SUNCOR ENERGY INC.
RECENT DEVELOPMENTS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
USE OF PROCEEDS
CHANGES IN CONSOLIDATED CAPITALIZATION
EARNINGS COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
INTERESTS OF EXPERTS
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
RISK FACTORS
RECENT DEVELOPMENTS
SUNCOR ENERGY INC.
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
EARNINGS COVERAGE RATIOS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
EXEMPTIONS
LEGAL MATTERS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PROSPECTUS SUPPLEMENT